Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf


05007421

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2005-04-19

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Dividend increased – Annual General Meeting of Henkel KGaA".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

Encl.



VCmail
18.04.2005 14:42
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Christa Richardt-Straube/DE/EMEA/HENKEL)
Thema: Press release "Annual General Meeting of Henkel KGaA"



Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Annual General Meeting of Henkel KGaA", which we distributed to the media.

With my very best regards

Ernst Primosch

This information is meant for ALL employees. Please, therefore, pass it on to all those who have no Lotus Notes access and thus did not get the information directly.

Press Release

Dividend increased

Annual General Meeting of Henkel KGaA

Düsseldorf – Around 2,500 shareholders were provided with an overview of the busi-ness performance of the Henkel Group in fiscal 2004 at today's Annual General Meeting of Henkel KGaA in Düsseldorf, Germany.

"Fiscal 2004 was both a good and a very eventful year for Henkel," said Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "Our shareholders benefit from our success achieved, since we offer them a dividend that is 10 eurocent above that of the previous year."

Resolution on the appropriation of profit

The Annual General Meeting approved a dividend of 1.24 euro per ordinary share

and 1.30 euro per preferred share. The payout thus exceeds that of the previous year.

Resolution to authorize the purchase of the Company's own shares ("treasury stock")

The Annual General Meeting again authorized Henkel KGaA's personally liable part-ners to acquire ordinary or preferred shares of the Company, subject to a maximum aggregate holding of 10 percent of the Company's capital stock.

Elections to the Shareholders' Committee and the Supervisory Board

In the wake of the death of Dr. Jürgen Manchot, Dr. Simone Bagel-Trah was elected as his successor on the Shareholders' Committee, at the same time resigning her seat on the Supervisory Board. Dr. Friederike Bagel was, in turn, elected to take her place as a shareholder representative on the Supervisory Board.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Seal-ants and Surface Treatment. In fiscal 2004 the Henkel Group generated sales of 10.592 billion euros. More than 50,000 employees work for the Henkel Group world-wide. People in 125 countries around the world trust in brands and technologies from Henkel.

April 18, 2005

Contact:
Henkel Group
Corporate Communications

Ernst Primosch
Phone:+49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Phone:+49-211-797-2606
Fax:+49-211-798-9208

press@henkel.com